GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

RECEIVED
2004 JUN 28 A 9 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref: GCSS-EL/1308/04/LTR

04035046

24 June 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 14 June 2004 (*Announcement by Subsidiary, City e-Solutions Limited on Continuing Connected Transactions*); and

- 15 June 2004 (*Takeover Offer by KIN Holdings Limited for all the Ordinary shares of Kingsgate International Corporation Limited*)

Yours faithfully,

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 6/30

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 6 OF 14.06.2004
Announcement No. 9

CITY DEVELOPMENTS LIMITED

Announcement by Subsidiary, City e-Solutions Limited on Continuing Connected Transactions

14 June 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 0668804

Dear Sir

CONTINUING CONNECTED TRANSACTIONS

We attach herewith for your information a copy of the subject announcement dated 11 June 2004 issued by our subsidiary, City e-Solutions Limited.

CITY(e).p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 14/06/2004 to the SGX

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 10th January, 2003 in relation to the provision of the Hotel Consultancy Services by SWAN (which is now known as Richfield Hospitality, Inc.), an 85% owned subsidiary of the Company, to certain properties owned by the M&C Group.

The Board would like to announce that on 15th May, 2004, Richfield entered into a supplemental agreement with M&CHI pursuant to which Richfield had agreed to extend the provision of its Hotel Consultancy Services to one more hotel owned by the M&C Group, namely the LaQuinta Inn Lakeside. The consulting fee to be received by Richfield will also be amended accordingly. Besides, instead of continuing for an indefinite period, the term of the Operating Agreement will be fixed and will expire on 31st December, 2006. Save as aforesaid, all other terms and conditions relating to the Operating Agreement will remain the same.

Since M&CHI is an associate of M&C and CDL, and M&C and CDL is a substantial shareholder of Richfield and the Company respectively, the provision of the Hotel Consultancy Services constitutes a continuing connected transaction for the Company under the Listing Rules and is required to be disclosed by way of a press announcement. Besides, the Company is also required to comply with the reporting requirement as stipulated in Rule 14A.34 of the Listing Rules.

A. SUPPLEMENTAL AGREEMENT DATED 15TH MAY, 2004

Reference is made to the announcement of the Company dated 10th January, 2003 in relation to the provision of the Hotel Consultancy Services by SWAN (which is now known as Richfield Hospitality, Inc.), an 85% owned subsidiary of the Company, to certain properties owned by the M&C Group.

The Board would like to announce that on 15th May, 2004, Richfield entered into a supplemental agreement with M&CHI pursuant to which Richfield had agreed to extend the provision of its Hotel Consultancy Services to one more hotel owned by the M&C Group, namely the LaQuinta Inn Lakeside, the title to which was regained by the M&C Group on 25th May, 2004. The Supplemental Agreement will become effective upon Richfield receiving the approval of the Board in respect of the transactions contemplated under the Supplemental Agreement. Under the Supplemental Agreement, M&CHI shall pay to Richfield a consulting fee of 2% of Lakeside's gross revenue based on Lakeside's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis and payable by M&CHI in cash within 30 days of invoice. Besides, instead of continuing for an indefinite period, the term of the Operating Agreement will be fixed and will expire on 31st December, 2006. Save as aforesaid, all other terms and conditions relating to the Operating Agreement will remain the same.

B. CONTINUING CONNECTED TRANSACTIONS

Although a waiver had been obtained by the Company from strict compliance with the announcement requirements in 2003 for the Continuing Connected Transactions, the Company is nevertheless required to re-comply with all applicable reporting, disclosure and independent shareholders' approval requirements set out in the new Chapter 14A of the Listing Rules since the Supplemental Agreement constitutes a variation of the original agreement.

Pursuant to the Operating Agreement, as amended by the Supplemental Agreement, Richfield would provide the following services to M&CHI for the properties listed below:

(a) assist M&CHI in preparing its annual business plan and sales and marketing plan for the properties;

(b) review the monthly financial statements prepared by M&CHI in connection with the properties and make observations and recommendations based upon its review;

(c) provide human resources consultancy services to M&CHI;

(d) provide insurance consultancy services to M&CHI in relation to the properties;

(e) provide procurement services to the properties in accordance with Richfield's national accounts purchasing program; and

(f) provide additional consultancy services to M&CHI on a property-by-property basis.

The Hotel Consultancy Services would be provided to the following properties at the rates described below, which were arrived at after arm's length negotiations between the parties to the Supplemental Agreement:

Pine Lake Trout Club ("Pine Lake")	-	2% of Pine Lake's gross revenue based on Pine Lake's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis
Comfort Inn - Vail/Beaver Creek ("Avon")	-	2% of Avon's gross revenue based on Avon's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis
Four Points by Sheraton Buffalo Airport ("Buffalo")	-	2% of Buffalo's gross revenue based on Buffalo's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis
Four Points by Sheraton Sunnyvale ("Sunnyvale")	-	4% of Sunnyvale's gross revenue based on Sunnyvale's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis
Eldorado Hotel ("Eldorado")	-	1.375% of Eldorado's gross revenue based on Eldorado's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis
Lakeside	-	2% of Lakeside's gross revenue based on Lakeside's monthly profit and loss statement, to be invoiced by Richfield on a monthly basis

All of the abovenamed properties are located in the United States.

C. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The principal activities of the Group comprise investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services, while the principal activities of M&CHI comprise operating the Millennium-branded hotels in the United States, and promoting the Millennium hotel brand in the United States.

The Directors consider it to be in the interests of the Group to engage in the Continuing Connected Transactions as these transactions can enable the Group to strengthen its core business. Besides, the transactions can enhance the reputation of the Group as a superior multi-property operator and also broaden the Group's income base.

The Directors (including the independent non-executive Directors) are of the view that the Continuing Connected Transactions have been entered into by the Group (i) in its ordinary and usual course of business; (ii) on normal commercial terms and arm's length basis; (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (iv) on terms no less favourable to the Group than terms available from independent third parties.

D. LISTING RULES REQUIREMENTS

M&CHI is a connected person for the Company under the Listing Rules because M&CHI is an associate of M&C and CDL, and M&C and CDL is a substantial shareholder of Richfield and the Company respectively. Accordingly, any transactions (including the Continuing Connected Transactions) between M&CHI and the Group would constitute connected transactions for the Company under the Listing Rules and may, as appropriate, be subject to the reporting and announcement and, if necessary, shareholders' approval requirements under Chapter 14A of the Listing Rules.

The provision of the Hotel Consultancy Services started since the beginning of 2002. According to the records kept by the Company, the aggregate amount of consulting fees received by Richfield for each of the two years ended 31st December, 2003 was approximately HK$7.5 million and HK$6.8 million. Based on M&C's current plans of not acquiring any additional properties which would require Richfield's services in the foreseeable future, the Directors expect that the total revenue receivable by the Group in relation to the Continuing Connected Transactions for each of the three years ending 31st December, 2006 will not exceed HK$9,500,000. Thus, no shareholders' approval will be required for the entering into of the Continuing Connected Transactions though they are subject to the reporting and announcement requirements as stipulated in Rule 14A.34 of the Listing Rules.

Besides, the Directors also propose to revise the cap amount for the Continuing Connected Transactions from 3% of the consolidated net tangible assets of the Group to HK$9,500,000 for each financial year. The new cap amount is determined based on (a) the historical values of the transactions; (b) the estimated business growth and expansion of the properties which are the subjects of the Operating Agreement, as amended by the Supplemental Agreement; and (c) an extra margin of 20% to 30% in value per annum to meet any unexpected increase in revenue of those properties. If the abovementioned cap is exceeded in any financial year, the Company must re-comply with relevant provisions of the Listing Rules.

In addition, the Continuing Connected Transactions are subject to the annual review requirements as set out in Rules 14A.37 to 14A.39 of the Listing Rules. That means, the independent non-executive Directors will have to review annually the Continuing Connected Transactions and confirm in the annual report and accounts that the transactions have been entered into:

(a) in the ordinary and usual course of business of the Company;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available from independent third parties; and

(c) in accordance with the Operating Agreement, as amended by the Supplemental Agreement, on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Besides, the auditors of the Company will also need to provide a letter to the Board (with a copy provided to the Stock Exchange at least 10 business days prior to the bulk printing the Company's annual report) each year, confirming that the Continuing Connected Transactions:

(a) have received the approval of the Board;

(b) are in accordance with the pricing policies of the Company;

(c) have been entered into in accordance with the Operating Agreement, as amended by the Supplemental Agreement; and

(d) have not exceed the cap disclosed herein.

The Company will also allow, and procure that M&CHI will allow the auditors of the Company sufficient access to their records for the purpose of reporting on the Continuing Connected Transactions.

E. DEFINITIONS

"associate"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"CDL"	City Developments Limited, a company incorporated in Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited, and a substantial shareholder of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange, and owned as to approximately 52.43% by CDL
"Continuing Connected Transactions"	provision of the Hotel Consultancy Services by Richfield to certain properties owned by the M&C Group
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hotel Consultancy Services"	the property management consultancy services provided by Richfield to certain properties owned by the M&C Group, the details of which are set out in the section headed "Continuing Connected Transactions" in this announcement
"Lakeside"	LaQuinta Inn Lakeside
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited
"M&C Group"	M&C and its subsidiaries
"M&CHI"	M&C Hotel Interests Inc., a company incorporated in the State of Delaware, United States, whose issued share capital is indirectly held as to 100% by M&C
"Operating Agreement"	the operating agreement dated 16th October, 2002 entered into between SWAN (which is now known as Richfield Hospitality, Inc.) and M&CHI

"Richfield"	Richfield Hospitality, Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Agreement"	the supplemental agreement dated 15th May, 2004 entered into between Richfield and M&CHI
"SWAN"	SWAN Inc., which is now known as Richfield Hospitality, Inc.
"United States"	the United States of America

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 11 June, 2004

As at the date of this announcement, the Board is comprised of 10 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is non-executive Director, namely Mr. Wong Hong Ren and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Chan Bernard Charnwut.

MASNET No. 11 OF 15.06.2004
Announcement No. 17

CITY DEVELOPMENTS LIMITED

TAKEOVER OFFER BY KIN HOLDINGS LIMITED ("KIN HOLDINGS") FOR ALL THE ORDINARY SHARES OF KINGSGATE INTERNATIONAL CORPORATION LIMITED

15 June 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 0668804

Dear Sir

TAKEOVER OFFER BY KIN HOLDINGS LIMITED ("KIN HOLDINGS") FOR ALL THE ORDINARY SHARES OF KINGSGATE INTERNATIONAL CORPORATION LIMITED

We attach herewith for your information a copy of the press announcement in connection with the above which was released today by KIN Holdings, a subsidiary of CDL Hotels New Zealand Limited, which in turn is a subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of the Company.

Kintakeovoff.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 15/06/2004 to the SGX

KIN HOLDINGS LIMITED
Level 13, 280 Centre
280 Queen Street
Auckland
New Zealand
Telephone 64 9 913 8005
Facsimile 64 9 309 3244
E-mail: KIN.Holdings@mckhotels.co.nz

15 June 2004

TAKEOVER OFFER BY KIN HOLDINGS LIMITED FOR ALL THE ORDINARY SHARES OF KINGSGATE INTERNATIONAL CORPORATION LIMITED

In relation to its takeover offer ("**Offer**") for all of the ordinary shares ("**Shares**") of Kingsgate International Corporation Limited ("**KICL**"), KIN Holdings Limited ("**KIN Holdings**") wishes to advise that, as of the close of trade on Monday 14 June 2004, acceptances had been received in respect of 368.7 million Shares, representing 93.8% of the Shares of KICL.

In the Offer Document dated 21 May 2004, KIN Holdings stated that if it received acceptances representing more than 90% under the Offer, it would seek to compulsorily acquire the balance of the Shares outstanding at the close of the Offer. The only outstanding condition that now remains is approval from the Overseas Investment Commission ("**OIC**"). Pending OIC approval the Offer will become unconditional. KIN Holdings intends to compulsorily acquire all outstanding Shares following the later of the Offer becoming unconditional and the close of the Offer.

In order to receive payment for their Shares at the earliest possible time, shareholders who have not yet accepted the Offer are urged to do so prior to 5.00pm on 21 June 2004, the closing date of the Offer.

Yours faithfully

Jat Meng TSANG
Director
KIN Holdings Limited